FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR February 14, 2008

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                               FORM  51-102F3

                           MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         Dynamotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         February 14, 2008


Item 3   News Release
         ------------

         Issued February 14, 2008 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, BC, CANADA, February 14, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-liquid-fuel technology, today announced Dynamotive USA, Inc., a wholly-owned subsidiary of Dynamotive Energy Systems Corporation, is currently in negotiations with officials of North Webster Parish, Louisiana, as well as other third parties, to ascertain the feasibility of locating one or more "fast-pyrolysis" plants in that vicinity. Dynamotive was invited to consider the establishment of plants in the Parish with proposed sites, biomass supplies and attractive incentives offered.

The size of plants under discussion could process 220 tons per day of wood waste biomass to produce 225 thousand barrels of BioOil(R) and 14 thousand tons of carbon char per annum, a total renewable energy production equivalent to more than 175 thousand barrels per year of crude oil.

The potential location of the project is at the North Webster Parish Industrial Park north of Shreveport, LA near the town of Springhill. Dynamotive has been actively assessing potential plant sites in a number of states over the past year. In December of 2007, the company announced the selection of Willow Springs, Missouri as the location for a similar facility. If negotiations are successful, North Webster Parish would be the location of a second Dynamotive site in the US.





Item 5   Full Description of Material Change
         -----------------------------------

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, February 14, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-liquid-fuel technology, today announced Dynamotive USA, Inc., a wholly-owned subsidiary of Dynamotive Energy Systems Corporation, is currently in negotiations with officials of North Webster Parish, Louisiana, as well as other third parties, to ascertain the feasibility of locating one or more "fast-pyrolysis" plants in that vicinity. Dynamotive was invited to consider the establishment of plants in the Parish with proposed sites, biomass supplies and attractive incentives offered.

The size of plants under discussion could process 220 tons per day of wood waste biomass to produce 225 thousand barrels of BioOil(R) and 14 thousand tons of carbon char per annum, a total renewable energy production equivalent to more than 175 thousand barrels per year of crude oil.

The potential location of the project is at the North Webster Parish Industrial Park north of Shreveport, LA near the town of Springhill. Dynamotive has been actively assessing potential plant sites in a number of states over the past year. In December of 2007, the company announced the selection of Willow Springs, Missouri as the location for a similar facility. If negotiations are successful, North Webster Parish would be the location of a second Dynamotive site in the US.

BioOil(R) is an industrial fuel produced from cellulose waste material.
When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain.
BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oil #2, a fuel that is widely used in industrial boilers and furnaces. BioOil(R) has been awarded the coveted EcoLogo Certification in Canada
(the location of Dynamotive's first commercial plants), meeting the stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Commenting on the discussions, David McMillan, President of Dynamotive USA said, "In order to move forward with a project, we must be satisfied that four elements are present: a reliable supply of wood waste biomass at appropriate pricing, a suitable site which has the potential for expansion and ready access to a variety of transportation modes, a sufficient customer base for our products, and favorable economic conditions. Based on the outstanding cooperation the company has had from local officials, we are hopeful that our analysis will conclude that these requirements are amply met in North Webster Parish."

McMillan went on to say, "Considerable progress in development of the prospect has already been achieved." He cited a number of specific examples:

-North Webster Industrial Park officials have shown Dynamotive USA three potential plant sites. Company representatives have visited each to make a preliminary assessment of their suitability.

-Officials of the Industrial Park have facilitated initial contacts with local biomass providers. Additional research is now being conducted to validate the quantity and quality of available biomass supplies.

-North Webster Parish officials recently met with members of the State Legislature to discuss the provision of specific incentives for the production of BioOil in Louisiana, and action on these incentives is anticipated in early 2008.

-State and Parish officials are actively working with Dynamotive USA to identify and qualify the local customer base.

Springhill Mayor Carroll J. Breaux commented on the project saying, "I am excited about Dynamotive coming to this area and the impact it will have not just on our area, but all of Louisiana as they expand operations. It would put us at the forefront of the innovative technology to expand the use of timber residuals and wood waste material."

His enthusiasm was echoed by U.S. Senator Mary Landrieu who said, "I am proud that Louisiana is leading the charge in the production of renewable fuels from agricultural waste products. Producing industrial and fuel oil from renewable sources not only makes sense economically, it improves the environment - all the while providing economic opportunities for the citizens of Webster Parish. Projects such as these will ensure that Louisiana remains the American energy leader."

Mayor Breaux noted the project's potential to help revitalize the region's timber industry stating, "In northwest Louisiana, we have for years relied on the timber and associated construction industry as the main contributor to our local economy. Recent developments in the housing market and it's affect on the local Georgia-Pacific operations show our vulnerability in this area."

Concluding, Dynamotive USA President David McMillan remarked, "We have been very impressed by the enthusiasm, professionalism and cooperative spirit of everyone we have dealt with in North Webster Parish. These qualities will be an important factor in our deliberations as we come to a final decision on the location of our next facility."

All parties acknowledge that the project remains subject to satisfactory negotiations and execution of definitive agreements. Accordingly, there can be no certainty in respect of the Company's ultimate participation rights in the project, nor of actual completion of them at this time.


5.2 Disclosure for Restructuring Transactions

    N/A




Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013


Item 9   Date of Report
         --------------

         February 14, 2008

        DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                             (signed)     "Andrew Kingston"
                                           ---------------
                                           Andrew Kingston
                                           President & CEO

                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                       News Release:  February 14, 2008

Dynamotive in Advanced Negotiations for New Louisiana BioOil Plant

VANCOUVER, BC, CANADA, February 14, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-liquid-fuel technology, today announced Dynamotive USA, Inc., a wholly-owned subsidiary of Dynamotive Energy Systems Corporation, is currently in negotiations with officials of North Webster Parish, Louisiana, as well as other third parties, to ascertain the feasibility of locating one or more "fast-pyrolysis" plants in that vicinity. Dynamotive was invited to consider the establishment of plants in the Parish with proposed sites, biomass supplies and attractive incentives offered.

The size of plants under discussion could process 220 tons per day of wood waste biomass to produce 225 thousand barrels of BioOil(R) and 14 thousand tons of carbon char per annum, a total renewable energy production equivalent to more than 175 thousand barrels per year of crude oil.

The potential location of the project is at the North Webster Parish Industrial Park north of Shreveport, LA near the town of Springhill. Dynamotive has been actively assessing potential plant sites in a number of states over the past year. In December of 2007, the company announced the selection of Willow Springs, Missouri as the location for a similar facility. If negotiations are successful, North Webster Parish would be the location of a second Dynamotive site in the US.

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oil #2, a fuel that is widely used in industrial boilers and furnaces. BioOil(R) has been awarded the coveted EcoLogo Certification in Canada (the location of Dynamotive's first commercial plants), meeting the stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Commenting on the discussions, David McMillan, President of Dynamotive USA said, "In order to move forward with a project, we must be satisfied that four elements are present: a reliable supply of wood waste biomass at appropriate pricing, a suitable site which has the potential for expansion and ready access to a variety of transportation modes, a sufficient customer base for our products, and favorable economic conditions. Based on the outstanding cooperation the company has had from local officials, we are hopeful that our analysis will conclude that these requirements are amply met in North Webster Parish."

McMillan went on to say, "Considerable progress in development of the prospect has already been achieved." He cited a number of specific examples:

-North Webster Industrial Park officials have shown Dynamotive USA three potential plant sites. Company representatives have visited each to make a preliminary assessment of their suitability.

-Officials of the Industrial Park have facilitated initial contacts with local biomass providers. Additional research is now being conducted to validate the quantity and quality of available biomass supplies.

-North Webster Parish officials recently met with members of the State Legislature to discuss the provision of specific incentives for the production of BioOil in Louisiana, and action on these incentives is anticipated in early 2008.

-State and Parish officials are actively working with Dynamotive USA to identify and qualify the local customer base.

Springhill Mayor Carroll J. Breaux commented on the project saying, "I am excited about Dynamotive coming to this area and the impact it will have not just on our area, but all of Louisiana as they expand operations. It would put us at the forefront of the innovative technology to expand the use of timber residuals and wood waste material."

His enthusiasm was echoed by U.S. Senator Mary Landrieu who said, "I am proud that Louisiana is leading the charge in the production of renewable fuels from agricultural waste products. Producing industrial and fuel oil from renewable sources not only makes sense economically, it improves the environment - all the while providing economic opportunities for the citizens of Webster Parish. Projects such as these will ensure that Louisiana remains the American energy leader."

Mayor Breaux noted the project's potential to help revitalize the region's timber industry stating, "In northwest Louisiana, we have for years relied on the timber and associated construction industry as the main contributor to our local economy. Recent developments in the housing market and it's affect on the local Georgia-Pacific operations show our vulnerability in this area."

Concluding, Dynamotive USA President David McMillan remarked, "We have been very impressed by the enthusiasm, professionalism and cooperative spirit of everyone we have dealt with in North Webster Parish. These qualities will be an important factor in our deliberations as we come to a final decision on the location of our next facility."

All parties acknowledge that the project remains subject to satisfactory negotiations and execution of definitive agreements. Accordingly, there can be no certainty in respect of the Company's ultimate participation rights in the project, nor of actual completion of them at this time.


About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon AND greenhouse-gas-neutral fast pyrolysis technology uses medium temperatures and oxygen-free conditions to turn dry, waste cellulosic biomass into BioOil(R) for power and heat generation. BioOil(R) can be further converted into vehicle fuels and chemicals. For further information, please visit the company's website at www.dynamotive.com.


Contact:

Mr. Del Thebaud
Manager, Corporate Services
Dynamotive, USA
703-248-2612
delphin.thebaud@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of commitments to build or support plants, future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission (www.sec.gov) and in Canada at www.SEDAR.com.


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